EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

     Santa Fe Snyder Corporation has 59 wholly-owned active subsidiaries, which are involved in the exploration for and development and production of crude oil and natural gas. Thirteen subsidiaries conduct operations in the United States and 46 subsidiaries conduct operations in foreign areas.